

February 14, 2014

Via U.S. Mail
Luis Leung
Chief Executive Officer and Principal Financial Officer
Vision Dynamics Corporation
1462 Erie Boulevard
Schenectady, NY 12305

> **Re: Vision Dynamics Corporation**
> **Form 8-K/A**
> **Filed February 12, 2014**
> **File No. 000-52982**

Dear Mr. Leung:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant.

1. We reissue comment 3 in our letter dated February 5, 2014. We note you included revised disclosure in the first paragraph regarding the resignation letter of your former accountant. However, your revisions do not address the requirements of Item 304(a)(3) of Regulation S-K. Please provide your former accountant with a copy of your Item 4.01 Form 8-K which contains the disclosures made in accordance Item 304(a) of Regulation S-K and request your former accountant to furnish a letter addressed to the Commission stating whether it agrees with the statements made and, if not, stating the respects in which it disagrees. You should file the former accountant's letter as Exhibit 16 in an amendment. If you are unable to obtain the required letter from your former accountant please disclose this fact and the reasons why in the amended filing. Please refer to Item 304(a)(3) of Regulation S-K.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief